Hillary A. Coleman +1 212 450 4733 hillary.coleman@davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 davispolk.com

October 6, 2023

Re:	Grayscale Ethereum Trust (ETH) Form 10-K for the Fiscal Year Ended December 31, 2022 Filed March 1, 2023 File No. 000-56193

Eric Envall

David Lin

Division of Corporation Finance

Office of Crypto Assets

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Envall and Mr. Lin:

On behalf of our client, Grayscale Investments, LLC, a Delaware limited liability company and the sponsor (the “Sponsor”) of Grayscale Ethereum Trust (ETH) (the “Trust”), this letter sets forth the Sponsor’s responses to the comment letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated September 14, 2023, relating to the Trust’s Form 10-K for the fiscal year ended December 31, 2022 (the “2022 10-K”).

In preparing the 2022 10-K, the Sponsor considered prior guidance from the Staff regarding developments in the crypto asset markets, including in particular the sample letter to companies regarding recent developments in crypto asset markets published by the Staff in December 2022. Accordingly, and as more fully discussed below, the Sponsor believes that many of the considerations highlighted in the Staff’s comment letter are appropriately addressed in the 2022 10-K, to the extent material to the Trust and its investors.

For your convenience, we have reproduced the Staff’s comments preceding the Sponsor’s responses below. All capitalized terms used and not defined herein shall have the meaning given to them in the 2022 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2022

Item 1. Business, page 1

1.

If material to an understanding of your business, describe in future filings any direct or indirect exposures to other counterparties, custodians, or other participants in crypto asset markets known to:

◾	Have filed for bankruptcy, been decreed insolvent or bankrupt, made any assignment for the benefit of creditors, or have had a receiver appointed for them.

◾	Have experienced excessive redemptions or suspended redemptions or withdrawals of crypto assets.

◾	Have the crypto assets of their customers unaccounted for.

◾	Have experienced material corporate compliance failures.

Response

The Sponsor has evaluated the Trust’s direct and indirect exposure to other counterparties, custodians and participants in the crypto asset markets that have filed for bankruptcy, been decreed insolvent or bankrupt, made any assignment for the benefit of creditors, or have had a receiver appointed and has determined that the risks to the Trust arising from such exposures are primarily related to volatility and disruption in the crypto asset markets, loss of confidence in participants of the digital asset ecosystem and negative publicity surrounding digital asset market participants and digital assets broadly that they may cause. The material risks to the Trust arising from such exposures are discussed in the 2022 10-K under “Part I—Item 1A. Risk Factors—Risk Factors Related to the Digital Asset Markets—Recent developments in the digital asset economy have led to extreme volatility and disruption in digital asset markets, a loss of confidence in participants of the digital asset ecosystem, significant negative publicity surrounding digital assets broadly and market-wide declines in liquidity” (page 57) and “Part I—Item 1A. Risk Factors—Risk Factors Related to the Digital Asset Markets—Due to the unregulated nature and lack of transparency surrounding the operations of Digital Asset Exchanges, they may experience fraud, business failures, security failures or operational problems, which may adversely affect the value of ETH and, consequently, the value of the Shares” (pages 58-59). The Sponsor does not believe that the Trust at this time has any other material direct or indirect exposures to participants in crypto asset markets that have filed for bankruptcy, been decreed insolvent or bankrupt, made any assignment for the benefit of creditors, or have had a receiver appointed.

The Trust does not have any material direct exposure to counterparties, custodians or other participants in the crypto asset market that have experienced excessive redemptions or suspended redemptions or withdrawals of crypto assets, have the crypto assets of their customers unaccounted for or have experienced material corporate compliance failures. However, the Trust has indirect exposure to such entities to the extent their circumstances cause volatility and disruption in the crypto asset markets, loss of confidence in participants of the digital asset ecosystem or significant negative publicity around digital asset market participants and digital assets broadly. The Sponsor has disclosed such risks in the 2022 10-K under the risk factors referred to in the first paragraph to this response.

To the extent the Trust has any other material direct or indirect exposures to such other counterparties, custodians or participants in crypto asset markets in the future, it will include disclosure regarding such exposures in future filings.

Item 1A. Risk Factors, page 47

2.

We note that Digital Currency Group, Inc., the parent company of the Sponsor, is currently party to various litigation claims and legal proceedings and experiencing financial difficulties, as indicated by recent news reports. To the extent material, please include risk factor disclosure in future filings describing the current and potential impacts therefrom on your business, including how such difficulties or any unfavorable outcomes in these claims and proceedings could negatively impact the Sponsor’s ability to continue managing the Trust or conduct its business.

October 6, 2023	2

Response

The Sponsor believes the risks to the Trust arising from the litigation claims and legal proceedings against, and any financial difficulties being experienced by, Digital Currency Group, Inc. (“DCG”) consist primarily of: (i) the risk that negative publicity surrounding DCG and its subsidiaries could negatively impact the reputation of the Sponsor and have an adverse impact on the trading price and/or value of the Trust’s Shares, (ii) the risk that these difficulties could lead to sales of a significant number of the Trust’s Shares and negatively impact the trading price of the Shares and (iii) the risk that these financial difficulties or any unfavorable outcomes in these claims and proceedings could cause the ownership of the Sponsor to be affected.

With respect to the first two risks described above, the Sponsor refers the Staff to the disclosure regarding the related difficulties experienced by DCG and its subsidiaries and the potential impact they could have on the Sponsor and the Trust included in the 2022 10-K under “Part I—Item 1A. Risk Factors—Risk Factors Related to the Digital Asset Markets—Recent developments in the digital asset economy have led to extreme volatility and disruption in digital asset markets, a loss of confidence in participants of the digital asset ecosystem, significant negative publicity surrounding digital assets broadly and market-wide declines in liquidity” (page 57).

With respect to the third risk described above, the Sponsor does not believe there is a material risk at this time that any legal and financial difficulties being experienced by DCG would cause the ownership of the Sponsor to be affected and the Sponsor to be unable to continue managing the Trust or conducting its business. The Sponsor refers the Staff to the more general discussion of the risks of the discontinuance of the Sponsor’s services in the 2022 10-K under “Part I—Item 1A. Risk Factors—Risk Factors Related to Potential Conflicts of Interest—Shareholders cannot be assured of the Sponsor’s continued services, the discontinuance of which may be detrimental to the Trust” (page 77).

To the extent there are any updates with respect to the risks to the Sponsor and the Trust arising from any legal and financial difficulties of DCG that are material to the Trust, the Sponsor will disclose such updates in future filings.

3.

To the extent material, discuss in future filings any reputational harm you may face in light of the recent disruption in the crypto asset markets. For example, discuss how market conditions have affected how your business is perceived by counterparties and regulators, and whether there is a material impact on your operations or financial condition.

Response

The Sponsor has evaluated the recent disruption in crypto markets and believes that such disruption could cause the Trust to face reputational harm primarily as a result of (i) market participants’ loss of confidence in crypto asset markets and acceptance of Ethereum and digital assets more generally, (ii) changes in how regulators view the crypto industry and, consequently, how they may view the Trust, the Sponsor and/or the other service providers of the Trust, and (iii) negative publicity surrounding digital asset market participants, including affiliates of the Sponsor and the Trust, and digital assets more broadly.

The aforementioned risks, to the extent material to the Trust, are disclosed in the 2022 10-K under “Part I—Item 1A. Risk Factors—Risk Factors Related to the Digital Asset Markets—Recent developments in

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the digital asset economy have led to extreme volatility and disruption in digital asset markets, a loss of confidence in participants of the digital asset ecosystem, significant negative publicity surrounding digital assets broadly and market-wide declines in liquidity” (page 57).

To the extent there are any material updates with respect to any reputational harm that the Trust may face in light of the recent disruption in the crypto asset markets, including how market conditions might affect how the Trust’s business is perceived by counterparties and regulators, and material impacts on the Trust’s operations or financial condition, the Sponsor will disclose such updates in future filings.

4.

Describe in future filings any material risks to your business from the possibility of regulatory developments related to crypto assets and crypto asset markets. Identify material pending crypto legislation or regulation and describe any material effects it may have on your business, financial condition, and results of operations.

Response

The Sponsor believes that the risks faced by the Trust arising from the possibility of regulatory developments related to crypto assets and crypto asset markets consist primarily of: (i) the risk that regulatory developments could negatively impact the market for digital assets and how they function and lead to a decline in the prices and/or liquidity of Ethereum, and (ii) the risk that regulatory developments could negatively impact the ability of the Trust to continue to operate as currently structured.

The Sponsor has disclosed the first risk described above, to the extent material to the Trust, and identified material pending crypto legislation and regulation that could have a material effect on the Trust as a result thereof, in the 2022 10-K under “Part I—Item 1A. Risk Factors—Risk Factors Related to the Regulation of the Trust and the Shares” and in particular refers the Staff to the disclosure under “Part I—Item 1A. Risk Factors—Risk Factors Related to the Regulation of the Trust and the Shares—Regulatory changes or actions by the U.S. Congress or any U.S. federal or state agencies may affect the value of the Shares or restrict the use of ETH, validating activity or the operation of the Ethereum Network or the Digital Asset Markets in a manner that adversely affects the value of the Shares” (pages 68-69), “Part I—Item 1A. Risk Factors—Risk Factors Related to the Regulation of the Trust and the Shares—A determination that ETH or any other digital asset is a ‘security’ may adversely affect the value of ETH and the value of the Shares, and result in potentially extraordinary, nonrecurring expenses to, or termination of, the Trust” (pages 69-71) and in the subsequent updates thereto included in the Trust’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2023, and “Part I—Item 1A. Risk Factors—Risk Factors Related to the Regulation of the Trust and the Shares—Regulatory changes or other events in foreign jurisdictions may affect the value of the Shares or restrict the use of one or more digital assets, validating activity or the operation of their networks or the Digital Asset Exchange Market in a manner that adversely affects the value of the Shares” (pages 71-72). The Sponsor also refers the Staff to the disclosure included in the 2022 10-K under “Part I—Item 1. Business—Overview of the ETH Industry and Market—Government Oversight” (pages 16-18) for a further discussion of regulatory developments, including recently adopted and pending legislation and regulation, related to crypto assets and crypto asset markets.

The second risk described above is disclosed, to the extent material to the Trust, in the 2022 10-K under “Part I—Item 1A. Risk Factors—Risk Factors Related to the Regulation of the Trust and the Shares—A determination that ETH or any other digital asset is a ‘security’ may adversely affect the value of ETH and the value of the Shares, and result in potentially extraordinary, nonrecurring expenses to, or termination of, the Trust” (pages 69-71) and in the subsequent updates thereto included in the Trust’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2023, and “Part I—Item 1A. Risk Factors—Risk Factors

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Related to the Regulation of the Trust and the Shares—Regulatory changes or interpretations could obligate the Trust or the Sponsor to register and comply with new regulations, resulting in potentially extraordinary, nonrecurring expenses to the Trust” (page 72).

To the extent there are any material updates with respect to risks arising from legislative or regulatory developments related to crypto assets and crypto asset markets, the Sponsor will disclose such updates in future filings.

5.

Describe in future filings any material risks you face related to the assertion of jurisdiction by U.S. and foreign regulators and other government entities over crypto assets and crypto asset markets.

Response

As discussed in response to comment 4 above, the Sponsor believes that the risks faced by the Trust from the possibility of U.S. and foreign regulators and other government entities asserting jurisdiction over crypto assets and crypto asset markets consist primarily of: (i) the risk that U.S. and foreign regulators and other government entities asserting jurisdiction over crypto assets and crypto assets markets could negatively impact the markets for digital assets and how they function and lead to a decline in the price and/or liquidity of Ethereum, and (ii) the risk that U.S. and foreign regulators and other government entities asserting jurisdiction over crypto assets and crypto asset markets could negatively impact the ability of the Trust to continue to operate as currently structured.

The Sponsor has disclosed the first risk described above, to the extent material to the Trust, and identified potential actions by U.S. and foreign regulators and other government entities which could have a material effect on the Trust as a result thereof, in the 2022 10-K under “Part I—Item 1A. Risk Factors—Risk Factors Related to the Regulation of the Trust and the Shares” and in particular refers the Staff to the disclosure under “Part I—Item 1A. Risk Factors—Risk Factors Related to the Regulation of the Trust and the Shares—Regulatory changes or actions by the U.S. Congress or any U.S. federal or state agencies may affect the value of the Shares or restrict the use of ETH, validating activity or the operation of the Ethereum Network or the Digital Asset Markets in a manner that adversely affects the value of the Shares” (pages 68-69), “Part I—Item 1A. Risk Factors—Risk Factors Related to the Regulation of the Trust and the Shares—A determination that ETH or any other digital asset is a ‘security’ may adversely affect the value of ETH and the value of the Shares, and result in potentially extraordinary, nonrecurring expenses to, or termination of, the Trust” (pages 69-71) and in the subsequent updates thereto included in the Trust’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2023, and “Part I—Item 1A. Risk Factors—Risk Factors Related to the Regulation of the Trust and the Shares—Regulatory changes or other events in foreign jurisdictions may affect the value of the Shares or restrict the use of one or more digital assets, validating activity or the operation of their networks or the Digital Asset Exchange Market in a manner that adversely affects the value of the Shares” (pages 71-72). The Sponsor also refers the Staff to the disclosure included in the 2022 10-K under “Part I—Item 1. Business—Overview of the ETH Industry and Market—Government Oversight” (pages 16-18) for a further discussion of governments that assert jurisdiction over crypto assets and crypto asset markets.

The second risk described above is disclosed, to the extent material to the Trust, in the 2022 10-K under “Part I—Item 1A. Risk Factors—Risk Factors Related to the Regulation of the Trust and the Shares—A determination that ETH or any other digital asset is a ‘security’ may adversely affect the value of ETH and the value of the Shares, and result in potentially extraordinary, nonrecurring expenses to, or termination of, the Trust” (pages 69-71) and in the subsequent updates thereto included in the Trust’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2023, and “Part I—Item 1A. Risk Factors—Risk Factors

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Related to the Regulation of the Trust and the Shares—Regulatory changes or interpretations could obligate the Trust or the Sponsor to register and comply with new regulations, resulting in potentially extraordinary, nonrecurring expenses to the Trust” (page 72).

To the extent there are any material updates with respect to the risks that the Trust faces related to the assertion of jurisdiction by U.S. and foreign regulators and other government entities over crypto assets and crypto asset markets, the Sponsor will disclose such updates in future filings.

6.

Describe any material risks to your business and financial condition if the policies and procedures of the Custodian, Sponsor, or Trust surrounding the safeguarding of crypto assets, conflicts of interest, and/or comingling of assets, as applicable, are not effective.

Response

The Sponsor believes that to the extent the policies and procedures implemented by the Custodian, the Sponsor or the Trust are not effective with respect to the safeguarding crypto assets, the material risks to the Trust’s business and financial conditions are that the Trust’s Ethereum may be subject to theft, loss, destruction or other attack, which could result in the halting of Trust operations and a loss of Trust assets or damage to the reputation of the Trust, all of which would result in a reduction of the value of the Shares of the Trust. These risks are disclosed in the 2022 10-K under “Part I—Item 1A. Risk Factors—Risk Factors Related to the Trust and the Shares—Security threats to the Digital Asset Account could result in the halting of Trust operations and a loss of Trust assets or damage to the reputation of the Trust, each of which could result in a reduction in the value of the Shares” (pages 64-65) and “Part I—Item 1A. Risk Factors—Risk Factors Related to the Trust and the Shares—ETH transactions are irrevocable and stolen or incorrectly transferred ETH may be irretrievable. As a result, any incorrectly executed ETH transactions could adversely affect the value of the Shares” (page 65).

The Sponsor and the Trust are also exposed to a variety of conflicts of interest, including as a result of the lack of an arm’s length relationship between the Trust and some of its service providers. The Sponsor has disclosed all material risks relating to conflicts of interest in the 2022 10-K under “Part I—Item 1A. Risk Factors—Risk Factors Related to Potential Conflicts of Interest” (pages 74-77) and in particular refers the Staff to the disclosure under “Part I—Item 1A. Risk Factors—Risk Factors Related to Potential Conflicts of Interest—Potential conflicts of interest may arise among the Sponsor or its affiliates and the Trust. The Sponsor and its affiliates have no fiduciary duties to the Trust and its shareholders other than as provided in the Trust Agreement, which may permit them to favor their own interests to the detriment of the Trust and its shareholders” (pages 74-76) and “Part I—Item 1A. Risk Factors—Risk Factors Related to Potential Conflicts of Interest—DCG holds a minority interest in the parent company of the Custodian, which could lead DCG to cause the Sponsor to take actions that favor the Custodian’s interests over the Trust’s interests” (page 77).

With respect to the commingling of the assets of the Trust, the Sponsor does not believe the Trust has material exposure to the commingling of assets. The Trust’s Ethereum are held by the Custodian in a segregated custody account and the Custodian is prohibited from commingling the Trust’s Ethereum pursuant to the terms of the Custodian Agreement, as discussed in the 2022 10-K under “Part I—Item 1. Business—Service Providers of the Trust—The Custodian” (page 22) and “Part I—Item 1. Business—Description of the Custodian Agreement—Safekeeping of ETH” (page 36).

To the extent there are any material updates with respect to risks relating to the effectiveness of policies and procedures surrounding the safeguarding of crypto assets, conflicts of interest, and/or comingling of assets, the Sponsor will disclose such updates in future filings.

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7.

To the extent material, describe in future filings any gaps the Sponsor’s board or management have identified with respect to risk management processes and policies in light of current crypto asset market conditions as well as any changes they have made to address those gaps.

Response

The Sponsor’s management has evaluated its risk management processes and policies in light of current crypto asset market conditions and has not identified material gaps with respect to such processes and policies. The Sponsor’s management regularly evaluates the Sponsor’s risk management processes and policies and if they identify any material gaps in such processes and policies in the future, the Sponsor will disclose such gaps and any changes made to address them in future filings.

8.	To the extent material, describe in future filings any of the following risks due to disruptions in the crypto asset markets:

◾	Risk from depreciation in your share price.

◾	Risk of loss of demand for your products and services.

◾	Risk of increased losses or impairments in your investments or other assets.

◾	Risks of legal proceedings and government investigations, pending or known to be threatened, in the United States or in other jurisdictions against you or your affiliates.

◾	Risks from price declines or price volatility of crypto assets.

Response

The Sponsor has evaluated the risks to the Trust relating to depreciation in the Trust’s Share price due to disruptions in crypto asset markets. Because the value of the Shares relates directly to the value of Ethereum, such risks arise primarily as a result of price declines or price volatility in Ethereum as well as a loss of confidence in participants in the digital asset ecosystem, negative publicity surrounding digital assets more broadly and declines in liquidity. These risks, including risks relating to price declines and price volatility in Ethereum and crypto assets more generally and, relatedly, the impact such events could have on the Trust’s Share price are disclosed, to the extent material to the Trust, in the 2022 10-K under “Part I—Item 1A. Risk Factors—Risk Factors Related to Digital Assets—The trading prices of many digital assets, including ETH, have experienced extreme volatility in recent periods and may continue to do so. Extreme volatility in the future, including further declines in the trading prices of ETH, could have a material adverse effect on the value of the Shares and the Shares could lose all or substantially all of their value” (page 49), “Part I—Item 1A. Risk Factors—Risk Factors Related to the Digital Asset Markets—Recent developments in the digital asset economy have led to extreme volatility and disruption in digital asset markets, a loss of confidence in participants of the digital asset ecosystem, significant negative publicity surrounding digital assets broadly and market-wide declines in liquidity” (page 57) and “Part I—Item 1A. Risk Factors—Risk Factors Related to the Digital Asset Markets—The value of the Shares relates directly to the value of ETH, the value of which may be highly volatile and subject to fluctuations due to a number of factors” (pages 57-58).

The Sponsor has evaluated the risks to the Trust relating to loss of demand for the Trust’s products and services as a result of market disruption. Because the Trust is a passive entity that issues Shares in exchange for Ethereum, the risk of loss of demand for Shares of the Trust arises primarily from (i) changes in demand for Ethereum, which may be impacted by a variety of factors, including price declines or price volatility in Ethereum, a loss of confidence in participants in the digital asset ecosystem, negative publicity

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surrounding digital assets more broadly and declines in liquidity, and (ii) competition from the emergence or growth of other digital assets, or methods of investing in Ethereum. With respect to changes in demand for Ethereum, the Sponsor has disclosed material risks relating thereto in the 2022 10-K under the risk factors referred to in the preceding paragraph. With respect to competition from other digital assets and methods of investing in Ethereum, the Sponsor has disclosed such risks, to the extent material to the Trust, under “Part I—Item 1A. Risk Factors—Risk Factors Related to the Digital Asset Markets—Competition from the emergence or growth of other digital assets or methods of investing in ETH could have a negative impact on the price of ETH and adversely affect the value of the Shares” (pages 60-61).

With respect to risks relating to losses in the Trust’s assets as a result of disruption in crypto asset markets, the Sponsor believes that such risks consist primarily of a reduction in the value of the Ethereum held by the Trust, which could occur for a variety of reasons, including as a result of price declines or price volatility of Ethereum, a loss of confidence in participants in the digital asset ecosystem, negative publicity surrounding digital assets more broadly and declines in liquidity as a result of market disruptions. The Sponsor has disclosed such risks in the 2022 10-K under the risk factors referred to in the first paragraph to this response. The Sponsor further notes that, as a passive entity, the Trust does not have any other investments. Additionally, the Trust uses fair value as its method of accounting for Ethereum in accordance with its classification as an investment company for accounting purposes, as disclosed in the 2022 10-K under “Part II—Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Investment Company Considerations” (page 83), and as such it does not evaluate its assets for impairment in accordance with generally accepted accounting principles for investment companies.

To the extent there are any material updates to any of the aforementioned risks, the Sponsor will disclose them in future filings.

With respect to the risk of legal proceedings and government investigations, pending or known to be threatened, in the United States or in other jurisdictions against the Trust or the Trust’s affiliates, the Sponsor evaluates such risks on an ongoing basis and refers the Staff to the disclosure included in the 2022 10-K under “Part I—Item 3. Legal Proceedings” (page 78) and the subsequent updates thereto included in the Trust’s quarterly reports on Form 10-Q for the quarterly periods ended March 31, 2023 and June 30, 2023. As noted thereunder, the Sponsor does not expect the proceedings described therein, either individually or in the aggregate, to have a material adverse effect on the Trust’s business, financial condition or results of operations. To the extent the Trust faces any material risks with respect to legal proceedings or government investigations in the future, the Sponsor will disclose such risks in future filings.

A determination that ETH or any other digital asset is a “security” may adversely affect the value of ETH..., page 69

9.

Please revise future filings to disclose whether and how the recent completion of Ethereum’s transition to Proof-of-Stake consensus has impacted the Sponsor’s analysis of whether Ethereum is a “security” within the meaning of Section 2(a)(1) of the Securities Act.

Response

The Sponsor intends to include disclosure substantially in the form set forth below under “Part II—Item 1A. Risk Factors—Risk Factors Related to the Regulation of the Trust and the Shares” (with the

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underlined text marking new text and stricken text marking deleted text with respect to the risk factor included in the Trust’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2023) in the Trust’s next quarterly report on Form 10-Q for the quarterly period ending September 30, 2023, updated as applicable for any changes after the date of this letter:

“A determination that ETH or any other digital asset is a “security” may adversely affect the value of ETH and the value of the Shares, and result in potentially extraordinary, nonrecurring expenses to, or termination of, the Trust.

Depending on its characteristics, a digital asset may be considered a “security” under the federal securities laws. The test for determining whether a particular digital asset is a “security” is complex and difficult to apply, and the outcome is difficult to predict. Public, though non-binding, statements by senior officials at the SEC have indicated that the SEC did not consider Bitcoin or Ethereum to be securities, and does not currently consider Bitcoin to be a security. The SEC staff has also provided informal assurances to a handful of promoters that their digital assets are not securities. On the other hand, the SEC has brought enforcement actions against the issuers and promoters of several other digital assets on the basis that the digital assets in question are securities. More recently, the SEC has also brought enforcement actions against digital asset exchanges for operating unregistered securities exchanges on the basis that certain of the digital assets traded on their platforms are securities. For example, in June 2023, the SEC brought charges against Binance and Coinbase for alleged violations of a variety of securities laws. In its complaints, the SEC asserted that SOL, ADA, MATIC, FIL, ATOM, SAND, MANA, ALGO, AXS, COTI, CHZ, FLOW, ICP, NEAR, VGX, DASH and NEXO, are securities under the federal securities laws.

Whether a digital asset is a security under the federal securities laws depends on whether it is included in the lists of instruments making up the definition of “security” in the Securities Act, the Exchange Act and the Investment Company Act. Digital assets as such do not appear in any of these lists, although each list includes the terms “investment contract” and “note,” and the SEC has typically analyzed whether a particular digital asset is a security by reference to whether it meets the tests developed by the federal courts interpreting these terms, known as the Howey and Reves tests, respectively. For many digital assets, whether or not the Howey or Reves tests are met is difficult to resolve definitively, and substantial legal arguments can often be made both in favor of and against a particular digital asset qualifying as a security under one or both of the Howey and Reves tests. Adding to the complexity, the SEC staff has indicated that the security status of a particular digital asset can change over time as the relevant facts evolve.

As part of determining whether ETH is a security for purposes of the federal securities laws, the Sponsor takes into account a number of factors, including the various definitions of “security” under the federal securities laws and federal court decisions interpreting elements of these definitions, such as the U.S. Supreme Court’s decisions in the Howey and Reves cases, as well as reports, orders, press releases, public statements and speeches by the SEC and its staff providing guidance on when a digital asset may be a security for purposes of the federal securities laws. Finally, the Sponsor discusses the security status of ETH with external counsel. The Sponsor has discussed, for example, the security status of ETH with external counsel both before and after the Merge and determined that the Merge has not caused ETH to have become a security for a variety of reasons including, but not limited to, the following:

First, consistent with the holdings in recent Federal court cases involving Ripple and Terraform, the Sponsor believes that whether something is an investment contract under the Howey test is a transaction-specific assessment that does not attach to the underlying object of that transaction as the underlying object of a transaction is not itself “a contract, transaction or scheme.” The Sponsor therefore believes that a digital asset such as ETH cannot itself be an investment contract security. That remains true after the Merge.

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Second, the Sponsor also believes that ETH is a consumable commodity that is not a security. ETH was used in making gas fee payments on the Ethereum Network prior to the Merge and continues to be extensively used in this capacity after the Merge. The Merge also introduced a new use for ETH as part of the new consensus mechanism, which provides further evidence that ETH is a consumable commodity and not a security.

Third, the Sponsor believes that any expectations of profit a purchaser of ETH may possess from their purchase depends on the overall market for ETH, not any identifiable “other” or issuer as required in the Howey test. Specifically, the Sponsor believes that ETH’s value derives from the supply and demand for useful applications built on the Ethereum Network. The Sponsor believes this to be the case before the Merge and continues to believe it to be the case after the Merge.

Fourth, the Sponsor believes that even if a holder of ETH expects profits based upon the action of persons directly involved in updating the Ethereum Network’s code, or in publishing new blocks of transactions on the Ethereum Network, the group of persons involved in such activities is sufficiently decentralized such that there is no “other” upon whom a purchaser could rely for Howey purposes. There were thousands of developers working on the Ethereum Network’s code before the Merge, and there continues to be today. There were thousands of miners publishing blocks on the Ethereum Network before the Merge, and there are approximately one million validators performing that role after the Merge. The Sponsor therefore believes that the Ethereum Network remains “sufficiently decentralized” and that ETH is not a security, just as a former director of the Commission stated in June 2018.

Fifth, similar to profits that could be sought from mining under proof of work, any profits realized from validating Ethereum transactions only accrue to those who affirmatively engage in validation efforts, rather than holders of ETH more generally. Any of these profits are also based on the validator’s own efforts to engage in validation, and not the efforts of identifiable “others” more generally.

Sixth, the Sponsor believes ETH is not a security because futures contracts with ETH as the underlying asset continue to be offered by trading platforms regulated only by the CFTC, even after the Merge.

In addition, the Sponsor has considered generally whether the Merge may have caused ETH to be classified as a security under Reves or any other instrument making up the definition of “security” in the Securities Act, the Exchange Act and the Investment Company Act and concluded that it did not.

Through this process the Sponsor believes that it is applying the proper legal standards in determining that ETH is not a security in light of the uncertainties inherent in the Howey and Reves tests. In light of these uncertainties and the fact-based nature of the analysis, the Sponsor acknowledges that ETH may currently be a security, based on the facts as they exist today, or may in the future be found by the SEC or a federal court to be a security under the federal securities laws notwithstanding the Sponsor’s prior conclusion; and the Sponsor’s prior conclusion, even if reasonable under the circumstances, would not preclude legal or regulatory action based on the presence of a security.

As is the case with ETH, analyses from counsel typically review the often-complex facts surrounding a particular digital asset’s underlying technology, creation, use case and usage, distribution and secondary-market trading characteristics as well as contributions of the individuals or organizations who appear to be involved in these activities, among other relevant facts, usually drawing on publicly available information. This

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information, usually found on the Internet, often includes both information that originated with or is attributed to such individuals or organizations, as well as information from third party sources and databases that may or may not have a connection to such individuals or organizations, and the availability and nature of such information can change over time. The Sponsor and counsel often have no independent means of verifying the accuracy or completeness of such information, and therefore of necessity usually must assume that such information is materially accurate and complete for purposes of the Howey and Reves analyses. After having gathered this information, counsel typically analyzes it in light of the Howey and Reves tests, in order to inform a judgment as to whether or not a federal court would conclude that the digital asset in question is or is not a security for purposes of the federal securities laws. Often, certain factors appear to support a conclusion that the digital asset in question is a security, while other factors appear to support the opposite conclusion, and in such a case counsel endeavors to weigh the importance and relevance of the competing factors. This analytical process is further complicated by the fact that, at present, federal judicial case law applying the relevant tests to digital assets is scant, with no federal appellate court having considered the question on the merits, as well as the fact that because each digital asset presents its own unique set of relevant facts, it is not always possible to directly analogize the analysis of one digital asset to another. Because of this factual complexity and the current lack of a well-developed body of federal case law applying the relevant tests to a variety of different fact patterns, the Sponsor has not in the past received, and currently does not expect that it would be able to receive, “opinions” of counsel stating that a particular digital asset is or is not a security for federal securities law purposes. The Sponsor understands that as a matter of practice, counsel is generally able to render a legal “opinion” only when the relevant facts are substantially ascertainable and the applicable law is both well-developed and settled. As a result, given the relative novelty of digital assets, the challenges inherent in fact-gathering for particular digital assets, and the fact that federal courts have only recently been tasked with adjudicating the applicability of federal securities law to digital assets, the Sponsor understands that at present counsel is generally not in a position to render a legal “opinion” on the securities-law status of ETH or any other particular digital asset.

If the Sponsor determines that ETH is a security under the federal securities laws, whether that determination is initially made by the Sponsor itself, or because a federal court upholds an allegation that ETH is a security, the Sponsor does not intend to permit the Trust to continue holding ETH in a way that would violate the federal securities laws (and therefore would either dissolve the Trust or potentially seek to operate the Trust in a manner that complies with the federal securities laws, including the Investment Company Act). Because the legal tests for determining whether a digital asset is or is not a security often leave room for interpretation, for so long as the Sponsor believes there to be good faith grounds to conclude that the Trust’s ETH is not a security, the Sponsor does not intend to dissolve the Trust on the basis that ETH could at some future point be finally determined to be a security.

Any enforcement action by the SEC or a state securities regulator asserting that ETH is a security, or a court decision to that effect, would be expected to have an immediate material adverse impact on the trading value of ETH, as well as the Shares. This is because the business models behind most digital assets are incompatible with regulations applying to transactions in securities. If a digital asset is determined to be a security, it is likely to become difficult or impossible for the digital asset to be traded, cleared or custodied in the United States through the same channels used by non-security digital assets, which in addition to materially and adversely affecting the trading value of the digital asset is likely to significantly impact its liquidity and market participants’ ability to convert the digital asset into U.S. dollars. Any assertion that a digital asset is a security by the SEC or another regulatory authority may have similar effects.

For example, in 2020 the SEC filed a complaint against the issuer of XRP, Ripple Labs, Inc., and two of its executives, alleging that they raised more than $1.3 billion through XRP sales that should have been registered under the federal securities laws, but were not. In the years prior to the SEC’s action, XRP’s market capitalization at times reached over $140 billion. However, in the weeks following the SEC’s complaint, XRP’s

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market capitalization fell to less than $10 billion, which was less than half of its market capitalization in the days prior to the complaint.

Likewise, in the days following the announcement of the SEC’s complaints against Binance and Coinbase, the price of various digital assets, including BTC and ETH, declined significantly and may continue to decline as these cases advance through the federal court system. Subsequently, in July 2023, the District Court for the Southern District of New York held that while XRP is not a security, certain sales of XRP to certain buyers amounted to “investment contracts” under the Howey test. The SEC’s actions against Binance, Coinbase and XRP’s issuer, as well as the judgments of federal courts, underscore the continuing uncertainty around which digital assets are securities, and demonstrate that such factors as how long a digital asset has been in existence, how widely held it is, how large its market capitalization is and that it has actual usefulness in commercial transactions, ultimately may have no bearing on whether the SEC or a court will find it to be a security.

In addition, if ETH is in fact a security, the Trust could be considered an unregistered “investment company” under SEC rules, which could necessitate the Trust’s liquidation. In this case, the Trust and the Sponsor may be deemed to have participated in an illegal offering of securities and there is no guarantee that the Sponsor will be able to register the Trust under the Investment Company Act at such time or take such other actions as may be necessary to ensure the Trust’s activities comply with applicable law, which could force the Sponsor to liquidate the Trust.

Moreover, whether or not the Sponsor or the Trust were subject to additional regulatory requirements as a result of any determination that its assets include securities, the Sponsor may nevertheless decide to terminate the Trust, in order, if possible, to liquidate the Trust’s assets while a liquid market still exists. For example, in response to the SEC’s action against the issuer of XRP, certain significant market participants announced they would no longer support XRP and announced measures, including the delisting of XRP from major digital asset trading platforms, resulting in the Sponsor’s conclusion that it was likely to be increasingly difficult for U.S. investors, including Grayscale XRP Trust (XRP), an affiliate of the Trust, to convert XRP into U.S. dollars. The Sponsor subsequently dissolved Grayscale XRP Trust (XRP) and liquidated its assets. If the SEC or a federal court were to determine that ETH is a security, it is likely that the value of the Shares of the Trust would decline significantly. Furthermore, if a federal court upholds an allegation that ETH is a security, the Trust itself may be terminated and, if practical, its assets liquidated.”

* * *

In connection with its response to the Staff’s comments, the Sponsor acknowledges that the Sponsor and its management are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Please do not hesitate to contact Joseph Hall at (212) 450-4565 or joseph.hall@davispolk.com or me at (212) 450-4733 or hillary.coleman@davispolk.com with any questions you may have with respect to the foregoing.

Very truly yours,

/s/ Hillary Coleman

Hillary Coleman

cc:	Michael Sonnenshein

Craig Salm

Jake Karlsruher

Joseph A. Hall

Davis Polk & Wardwell LLP

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